Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of January 5, 2011, by and among SurModics, Inc. (the “Company” or “SurModics”) and the entities and natural persons listed on Exhibit A hereto (collectively, the “Ramius Group”) (each of the Company and the Ramius Group, a “Party” to this Agreement, and collectively, the “Parties”).

WHEREAS, the Ramius Group duly submitted a nomination letter to the Company on November 10, 2010 (the “Nomination Letter”) nominating three individuals as director candidates for election to the Company’s board of directors (the “Board”) at the 2011 annual meeting of shareholders of the Company (including any adjournment or postponement thereof, the “2011 Annual Meeting”); and

WHEREAS, the Company and the members of the Ramius Group have determined (i) that the interests of the Company and its shareholders would be best served by, among other things, avoiding an election contest and the expense and disruption that may result therefrom and (ii) to come to an agreement with respect to the composition of the Board, certain matters related to the 2011 Annual Meeting and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.	Board Matters; Board Appointments; 2011 Annual Meeting; Committee Appointments; Replacement Directors.

(a)
Prior to the execution of this Agreement, (i) the Corporate Governance and Nominating Committee of the Board has reviewed and approved the qualifications of Jeffrey C. Smith and David Dantzker, M.D. (each a “New Appointee” and together, the “New Appointees”) to serve as members of the Board and (ii) the Board has determined, based on information provided by Mr. Smith and Dr. Dantzker, that each New Appointee is “independent” as defined by the listing standards of the NASDAQ Stock Market. The New Appointees shall comply with the Company’s current policies to the extent such policies are consistent with law and applicable to all the Company’s directors.

(b)
Simultaneously with the execution of this Agreement, the Company has taken all necessary actions to (i) increase the size of the Board from ten (10) to twelve (12) members, and (ii) appoint the New Appointees to fill the vacancies on the Board created by increasing its size to twelve (12) members. Dr. Dantzker shall be appointed to the class of directors whose terms expire in 2012, and Mr. Smith shall be appointed to the class of directors whose terms expire in 2011.

(c)	Upon execution of this Agreement, the Ramius Group hereby withdraws the Nomination Letter.

(d)
The Company has taken all action necessary to establish a special committee (the “Pharma Special Committee”) composed of four directors including Jeffrey C. Smith (who will be Chair), David Dantzker, M.D., Susan E. Knight, and John W. Benson. The Pharma Special Committee will be responsible for reviewing the strategic alternatives available to the Company regarding the Company’s Pharmaceuticals business, which shall include the right to work with, direct and seek advice from the Company’s investment bank, and recommending to the Board an appropriate course of action, which recommendation shall be subject to the review and approval of the Board.

(e)
The Company has taken all action necessary to appoint Jeffrey C. Smith to the Organization and Compensation Committee of the Board and to appoint David Dantzker, M.D. to the Audit Committee and Corporate Governance and Nominating Committee of the Board. If any new Committee of the Board is formed after the date of this Agreement and while Mr. Smith is a director of the Company, Mr. Smith shall be appointed the Chair of any such Committee.

(f)
The Company agrees that in the Company’s definitive proxy statement for the 2011 Annual Meeting (the “2011 Proxy Statement”), it will include as a voting matter, and recommend to shareholders that they vote in favor of, setting the size of the Board at 10 members. Pursuant to the provisions of the Company’s Corporate Governance Guidelines relating to the tenure of directors, John A. Meslow, shall retire from the Board effective at the conclusion of the 2011 Annual Meeting. The Company acknowledges that it has received a letter from Mr. Meslow, whereby Mr. Meslow has resigned as a member of the Board, effective at the conclusion of the 2011 Annual Meeting.

(g)
The Company and the Ramius Group agree that following the conclusion of the 2011 Annual Meeting the size of the Board shall not exceed 10 members until the conclusion of the Company’s 2012 annual meeting of shareholders (including any adjournment or postponement thereof, the “2012 Annual Meeting”). There will be four (4) directors up for election at the 2012 Annual Meeting.

(h)
The Company agrees that if Mr. Smith is unable or refuses to serve as a director, resigns as a director or is removed as a director prior to the Annual Meeting of the shareholders of the Company to be held in 2014 (the “2014 Annual Meeting”), the Ramius Group shall have the ability to recommend a substitute person(s), who will qualify as “independent” pursuant to NASDAQ Stock Market listing standards, to replace Mr. Smith, subject to the approval of SurModics’ Corporate Governance and Nominating Committee in good faith after exercising its fiduciary duties (any such replacement nominee appointed in accordance with the provisions of this clause (h) shall be referred to as the “Smith Replacement Director”). In the event the Corporate Governance and Nominating Committee does not accept a substitute person(s) recommended by the Ramius Group, the Ramius Group will have the right to recommend additional substitute persons for consideration by the Corporate Governance and Nominating Committee. Upon the acceptance of a replacement director nominee by the Corporate Governance and Nominating Committee, the Board will appoint such replacement director to the Board no later than five business days after the Corporate Governance and Nominating Committee’s recommendation of such replacement director. The Smith Replacement Director shall be deemed a New Appointee for all purposes of this Agreement.

(i)
The Company agrees that if Dr. Dantzker is unable or refuses to serve as a director, resigns as a director or is removed as a director prior to the 2014 Annual Meeting, a substitute person to replace Dr. Dantzker shall be recommended for appointment to the Board by the Corporate Governance and Nominating Committee, following the identification of a candidate identified by Ramius mutually acceptable to the Company and the Ramius Group (any such replacement appointed in accordance with the provisions of this clause (i) shall be referred to as the “Dantzker Replacement Director”). Such substitute person shall qualify as “independent” pursuant to NASDAQ Stock Market listing standards. Once the Company and the Ramius Group identify a mutually acceptable candidate, the Board shall appoint such candidate as a Dantzker Replacement Director to the Board no later than five (5) business days after the Corporate Governance and Nominating Committee’s recommendation of such replacement director.

(j)
The Parties acknowledge that the only matters that are to be presented by the Company for consideration by shareholders at the 2011 Annual Meeting include (i) electing the Company’s director-nominees, Jeffrey C. Smith (or the Smith Replacement Director, if applicable), Robert C. Buhrmaster, and Susan E. Knight (the “2011 Nominees”), (ii) setting the number of directors on the Board at 10, (iii) ratifying the Company’s independent registered public accounting firm, (iv) a non-binding advisory vote on executive compensation, and (v) a non-binding advisory vote regarding the frequency of non-binding shareholder advisory votes on executive compensation (the “2011 Proposals”).

(k)	The Company agrees that Dr. Dantzker shall be nominated as part of the Company’s slate of directors at the 2012 Annual Meeting (such slate, the “2012 Nominees”).

(l)
The Company agrees to recommend, support and solicit proxies for the election of Mr. Smith (or the Smith Replacement Director, if applicable) at the 2011 Annual Meeting in the same manner as for the other 2011 Nominees. The Company agrees to recommend, support and solicit proxies for the election of Dr. Dantzker (or the Dantzker Replacement Director, if applicable) in the same manner as for the Company’s other 2012 Nominees at the 2012 Annual Meeting.

(m)
At the 2011 Annual Meeting, the Ramius Group agrees to appear in person or by proxy and vote all shares of Common Stock beneficially owned by it and its Affiliates (i) in favor of the election of the 2011 Nominees, setting the number of directors on the Board at ten (10) and the ratification of the Company’s independent registered public accounting firm, and (ii) in a manner consistent with the recommendation of RiskMetrics with respect to the Company’s compensation of its named executive officers and the annual non-binding shareholder advisory vote on executive compensation (provided, however, if for any reason RiskMetrics fails to provide a recommendation on the two proposals identified in this subsection (ii), the Ramius Group shall be free to vote as it chooses on these two proposals). No later than forty-eight hours prior to the 2011 Annual Meeting, the Ramius Group shall cause to be executed proxies for the 2011 Proposals (in the form utilized by the Company to solicit proxies for all shareholders) so as to vote all shares of Common Stock beneficially owned by it and its Affiliates in accordance with this Section 1(m). The Ramius Group shall not withdraw or modify any such proxies. From the date hereof through the 2011 Annual Meeting, neither the Company, the Ramius Group nor any member of the Ramius Group shall directly or indirectly make any statements or engage in any activities in opposition to the 2011 Proposals or enter into any agreement, understanding or arrangement with the purpose or effect to cause or further any of the foregoing.

(n)
Neither the Ramius Group nor any member of the Ramius Group shall (i) nominate any person for election at the 2011 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2011 Annual Meeting, directly or indirectly, or (iii) take any action to call a special meeting of the shareholders of the Company prior to the 2012 Annual Meeting. The Ramius Group shall not enter into any agreement, understanding or arrangement with a third party with the purpose or effect to cause or further any of the foregoing or otherwise engage in any activities with the purpose or effect to cause or further any of the foregoing.

(o)
Notwithstanding anything to the contrary herein, if at any time prior to the conclusion of the 2014 Annual Meeting the Ramius Group’s aggregate beneficial ownership of Common Stock decreases to less than three percent (3%) of the Company’s then outstanding Common Stock, Mr. Smith (or the Smith Replacement Director) shall promptly tender to the Company an irrevocable resignation letter in a form satisfactory to the Company, pursuant to which he shall resign from the Board and all committees thereof to which he is then a member, and the rights of the Ramius Group to recommend a Smith Replacement Director to fill the vacancy caused by the resignation of Mr. Smith (or any Smith Replacement Director) pursuant to Section 1(h) and to any involvement in identifying a substitute director under Section 1(i) shall automatically terminate. The Ramius Group has obtained the conditional resignation letter from Mr. Smith (and will obtain such a letter from Smith Replacement Director prior to his or her appointment to the Board) and agrees to provide the resignation letter to the Company to the extent required by this Section 1(o).

(p)
As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

2.	Representations and Warranties of the Company.

The Company represents and warrants to the Ramius Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

3.	Representations and Warranties of the Ramius Group.

The Ramius Group shall cause its Affiliates to comply with the terms of this Agreement. Each member of the Ramius Group listed herein, on behalf of himself or itself, as applicable, represents and warrants to the Company that (a) as of the date hereof, the Ramius Group and each member of the Ramius Group beneficially owns only the number of shares of Common Stock as set forth opposite his or its name on Exhibit A and Exhibit A includes all Affiliates of any members of the Ramius Group that own any securities of the Company beneficially or of record, (b) the authorized signatory of each member of the Ramius Group set forth on the signature page hereto has the power and authority to execute this Agreement and to bind such member to this Agreement, (c) this Agreement has been duly authorized, executed and delivered by such member, and is a valid and binding obligation of such member, enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (d) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of any member of the Ramius Group as currently in effect and (e) the execution, delivery and performance of this Agreement by each member of the Ramius Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

4.	Press Release.

Promptly following the execution of this Agreement, the Company and the Ramius Group shall jointly issue a mutually agreeable press release (the “Mutual Press Release”) announcing the terms of this Agreement, in the form attached hereto as Exhibit B. Prior to the issuance of the Mutual Press Release, neither the Company nor the Ramius Group shall issue any press release or public announcement regarding this Agreement without the prior written consent of the other party.

5.	Specific Performance.

Each of the members of the Ramius Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Ramius Group or any of them, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

6.	Expenses.

The Company shall reimburse the Ramius Group for its reasonable, documented out of pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2011 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed twenty-five thousand dollars ($25,000) in the aggregate.

7.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

8.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

SurModics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344
Attention: General Counsel
Facsimile: (952) 345-3560

With a copy to:

Faegre & Benson LLP
2200 Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55402
Attention: Douglas P. Long
Facsimile: (612) 766-1600

If to the Ramius Group or any member of the Ramius Group:

Ramius Value and Opportunity Master Fund Ltd
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Attention: Owen S. Littman
Facsimile: (212) 845-7995

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention: Steven Wolosky
Facsimile: (212) 451-2222

9.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Federal or State courts of the State of Minnesota or New York. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.           Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

11.	Entire Agreement; Amendment and Waiver; Successors and Assigns.

This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and the Ramius Group. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of the Ramius Group, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Ramius Group.

12.	Nondisparagement.

For a period beginning on the effective date of this Agreement and ending on the date that is twenty (20) business days prior to the shareholder nomination deadline for the 2012 Annual Meeting, each of the Parties covenants and agrees that, for so long as either of the New Appointees or their respective Replacement Director(s) is serving as a member of the Board, neither it nor any of its respective subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall in any way publicly disparage, attempt to discredit, or otherwise call into disrepute, the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

SURMODICS, INC.

By:	/s/ Philip D. Ankeny
	Name:	Philip D. Ankeny
	Title:	Senior Vice President and Chief Financial Officer

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

 RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
Name:	OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey A. Meckler and David Dantzker, M.D.

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

Signature Page - Agreement

EXHIBIT A
The Ramius Group

Name	Shares

Ramius Value and Opportunity Master Fund Ltd	1,566,567
Cowen Overseas Investment LP	522,193
Ramius Value and Opportunity Advisors LLC	1,566,567
Ramius Advisors, LLC	522,193
Ramius LLC	2,088,760
Cowen Group, Inc.	2,088,760
RCG Holdings LLC	2,088,760
C4S & Co., L.L.C.	2,088,760
Peter A. Cohen	2,088,760
Morgan B. Stark	2,088,760
Thomas W. Strauss	2,088,760
Jeffrey M. Solomon	2,088,760
Jeffrey C. Smith	0
David Dantzker, M.D.	500

EXHIBIT A

EXHIBIT B

Mutual Press Release

FOR IMMEDIATE RELEASE

SURMODICS AND RAMIUS REACH AGREEMENT
REGARDING 2011 ANNUAL MEETING OF SHAREHOLDERS

Jeffrey C. Smith and David Dantzker, M.D. Appointed to SurModics’ Board of Directors;

Board Forms Special Committee to Oversee Previously Announced Review of
Strategic Alternatives for Pharmaceuticals Business;

Ramius Agrees to Support SurModics Director Nominees at 2011 Annual Meeting of Shareholders

EDEN PRAIRIE, MINN., January 5, 2011 — SurModics, Inc. (Nasdaq: SRDX) (“the Company”), a leading provider of drug delivery and surface modification technologies to the healthcare industry, today announced that it has reached an agreement with Ramius LLC and its affiliates (“Ramius”) relating to the Company’s 2011 Annual Meeting of Shareholders. Ramius beneficially owns approximately 12.0% of the outstanding shares of SurModics’ common stock and is the Company’s largest shareholder.

Under the terms of the agreement, Jeffrey C. Smith, Ramius Partner Managing Director and Chief Investment Officer of the Ramius Value and Opportunity Master Fund, and David Dantzker, M.D., Partner of Wheatley Partners L.P., have been appointed to SurModics’ Board of Directors, effective immediately. Mr. Smith joins SurModics’ Board as a Class III Director to be elected for a three-year term at the 2011 Annual Meeting and Dr. Dantzker joins as a Class I Director.

Pursuant to the Company’s retirement policy for directors, John A. Meslow will retire from the Board effective at the conclusion of the 2011 Annual Meeting. Likewise, Kenneth H. Keller, Ph.D. will serve until and not stand for election at the 2011 Annual Meeting. Mr. Meslow and Dr. Keller have served as directors of the Company since 2000 and 1997, respectively. Upon completion of the 2011 Annual Meeting, SurModics’ Board of Directors will be comprised of ten directors, nine of whom are independent and Gary R. Marahaj, the Company’s newly appointed President and Chief Executive Officer.

In connection with the agreement, Ramius has withdrawn its nomination of director candidates to SurModics’ Board and has agreed to vote its shares in favor of each of the Board’s nominees at the 2011 Annual Meting.

SurModics also announced today that its Board has formed a Special Committee to oversee the ongoing exploration of strategic alternatives for the SurModics Pharmaceuticals business, which was previously announced on December 14, 2010. The Special Committee will be comprised of four independent directors, including: Mr. Smith (Committee Chairman), Dr. Dantzker, John W. Benson and Susan E. Knight. The Committee will work with Piper Jaffray & Co., the Company’s financial advisor in connection with this process.

“We are pleased to have reached this agreement with Ramius, which we believe is in the best interest of the Company and all SurModics shareholders,” said Robert C. Buhrmaster, chairman of the SurModics Board of Directors. “Through this agreement with our largest shareholder, we will be able to dedicate our full efforts and resources to enhancing value for all SurModics shareholders. Our Board and management team are committed to continuing to work hard on behalf of all SurModics shareholders and look forward to benefitting from the collective experience of our two new directors to build an even stronger future for SurModics.”

“Our Board of Directors and management team have been intently focused on returning the Company to profitable growth,” added Mr. Buhrmaster. “We have recently taken a number of important and decisive actions with the goal of enhancing shareholder value, including: appointing Gary Maharaj as SurModics’ new President and Chief Executive Officer; initiating a process of exploring strategic alternatives, including a potential sale, for our SurModics Pharmaceuticals business; reducing the Company’s cost structure to bring it more in line with customer demand and expected revenue; and putting in place a new organizational structure to provide enhanced accountability, improved efficiency and more effective resource deployment. We are committed to continuing to create value for all SurModics shareholders.”

“On behalf of SurModics’ Board, I would like to thank John Meslow and Dr. Kenneth Keller for their years of dedicated service to SurModics,” said Mr. Buhrmaster. “We are deeply appreciative of their numerous contributions and wish them both the best in the future endeavors.”

Ramius Partner Managing Director Jeffrey C. Smith, said, “We are pleased to have worked constructively with SurModics to reach this settlement. Dr. Dantzker and I look forward to working diligently and constructively with our fellow Board members to enhance value for all SurModics shareholders and we are confident that our collective experience will prove valuable to the Company. We support the Board’s ongoing efforts to explore strategic alternatives, including a potential sale, for the Company’s Pharmaceuticals business and look forward to helping see this process through to a successful conclusion.”

The Company’s 2011 Annual Meeting will be held on February 7, 2011. Further details regarding the 2011 Annual Meeting, including time, date, location and record date for determining eligibility to vote, will be included in SurModics’ definitive proxy materials, which will be filed with the Securities and Exchange Commission and distributed to shareholders shortly.

The complete agreement between SurModics and Ramius will be included as an exhibit to the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

Jeffrey C. Smith (age 38) is a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. (“Cowen”). He is the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd. Mr. Smith is a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until its sale in November 2010. He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation, Kensey Nash Corporation, The Fresh Juice Company, Inc., and Jotter Technologies, Inc., an internet infomediary company. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith is a General Securities Registered Representative.

David Dantzker, M.D. (age 67) has been a Partner at Wheatley Partners L.P., a venture capital fund, since January 2001. He manages Wheatley’s Life Science and Healthcare investments. From 1997 to 2000, Dr. Dantzker was President of North Shore-LIJ Health System, a large academic health care system. He also co-founded the North Shore-LIJ Research Institute to direct and coordinate basic science research for the North Shore-LIJ Health System. He is a former Chair of the American Board of Internal Medicine, the largest physician-certifying board in the United States. Dr. Dantzker served on the board of directors of Datascope Corp. from January 2008 until its sale in January 2009. Dr. Dantzker holds a B.A. in Biology from New York University, and received his M.D. from the State University of New York at Buffalo School of Medicine. Dr. Dantzker sits on the boards of directors of several Wheatley MedTech portfolio companies including Oligomerix, Comprehensive Neurosciences, Visionsense, Ltd., a private high-end medical technology company, and Advanced Biohealing Inc., a private specialty biotechnology company. Dr. Dantzker has also served on the faculty and in leadership positions of four major research-oriented medical schools, has authored or co-authored 130 research papers and five textbooks and is an internationally recognized expert in the area of pulmonary medicine and critical care.

About SurModics, Inc.

SurModics’ vision is to extend and improve the lives of patients through technology innovation. The Company partners with the world’s foremost medical device, pharmaceutical and life science companies to develop and commercialize innovative products that result in improved diagnosis and treatment for patients. Core offerings include: drug delivery technologies (coatings, microparticles, nanoparticles, and implants); surface modification coating technologies that impart lubricity, prohealing, and biocompatibility capabilities; and components for In Vitro diagnostic test kits and specialized surfaces for cell culture and microarrays. SurModics is headquartered in Eden Prairie, Minnesota and its SurModics Pharmaceuticals subsidiary is located in Birmingham, Alabama. For more information about the Company, visit www.surmodics.com. The content of SurModics’ website is not part of this release or part of any filings the Company makes with the SEC.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Forward-Looking Language

This press release contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, such as the Company’s ability to successfully consummate a transaction, including the potential sale, of its pharmaceuticals business, and our performance in the near- and long-term, including our positioning for profitable growth, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including (1) our ability to successfully identify, negotiate, sign and close a potential strategic transaction related to our Pharmaceuticals business; (2) the inability to realize the anticipated benefits of any potential transaction regarding our Pharmaceuticals business, if consummated, or of our other recent cost savings initiatives; (3) the potential adverse impact to our business as a result of our announcement to pursue strategic alternatives for our Pharmaceuticals business; (4) developments in the regulatory environment, as well as market and economic conditions, may adversely affect our business operations and profitability; (5) our reliance on third parties (including our customers and licensees) and their failure to successfully develop, obtain regulatory approval for, market and sell products incorporating our technologies may adversely affect our business operations, our ability to realize the full potential of our pipeline, and our ability to achieve our corporate goals; and (6) the factors identified under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, and updated in our subsequent reports filed with the SEC. These reports are available in the Investors section of our website at www.surmodics.com and at the SEC website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Contacts:

For SurModics Phil Ankeny Senior VP and CFO (952) 500-7000	For Ramius LLC Peter Feld, (212) 201-4878 Gavin Molinelli, (212) 201-4828

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